EXHIBIT 1

THIRD QUARTER 2004

NEWS RELEASE

AND Q3 INTERIM REPORT

NEWS RELEASE & Q3 INTERIM REPORT Agrium sets third quarter earnings record and raises year-end guidance.	04-013 Date: October 27, 2004 Contact: Investor/Media Relations: Richard Downey Phone (403) 225-7357 Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that net earnings for the third quarter of 2004 were $87‑million ($0.60 diluted earnings per share), a significant improvement over net earnings of $25‑million ($0.17 diluted earnings per share) for the same period in 2003. Net earnings for the first nine months of the year were $174‑million ($1.20 diluted earnings per share) exceeding 2003 net earnings of $88‑million ($0.60 diluted earnings per share) for the same period. These earnings figures include income of $41‑million ($25‑million after tax or $0.17 diluted earnings per share) in Kenai-related damages resulting from the Arbitration Panel ruling. Excluding this income, third quarter earnings are still more than double the same period last year and 38 percent higher than the previous third quarter record achieved in 1995 ($45‑million or $0.31 diluted earnings per share).

“The global supply and demand situation continues to be very tight for nutrients, particularly nitrogen and potash. Our record performance reflects these fundamentals and our continued focus on margin improvement,” said Mike Wilson, Agrium’s President and CEO. “We expect the current tight global situation for our products to continue. We believe the record U.S. crop yields and resulting decline in grain prices over the past quarter will have limited negative impact on U.S. or world fertilizer use, particularly for nitrogen. Exceptionally strong U.S. farm income, and economics that favor corn acreage over soybeans, are expected to more than offset any potential dampening effect on fertilizer demand due to lower crop prices.”

Agrium is raising its earnings guidance for the year to $1.40 to $1.50 diluted earnings per share, excluding all income from Kenai-related damages. This implies fourth quarter earnings of $0.37 to $0.47 diluted earnings per share which would be among the highest on record. This earnings guidance reflects continued strong fertilizer and retail markets that are expected to offset the negative impact from higher gas costs in the fourth quarter, a higher Canadian dollar, and an unusually poor fall ammonia application season in Western Canada due to weather factors.

KEY DEVELOPMENTS

The world supply and demand balance for nutrients continued to tighten in the third quarter. Benchmark prices in the third quarter of 2004 were higher than both the previous quarter and the same quarter last year. On a year-over-year basis, benchmark nitrogen prices were 44 percent higher, while benchmark potash and phosphate prices increased 35 percent and 15 percent respectively. Agrium’s gross margins increased for all product groups versus the same period last year, with nitrogen increasing by 43 percent to $76 per tonne; potash rising 76 percent to $65 per tonne; and phosphate increasing by 90 percent to $55 per tonne. These higher margins were realized in spite of Agrium’s effective gas cost increasing by $0.78 /MMBtu from the third quarter of 2003 to $3.96 /MMBtu for third quarter 2004 production.

•	Cash flow from operations for the first nine months of 2004 more than doubled to $251‑million or $1.74 diluted earnings per share, compared to $119‑million or $0.81 diluted earnings per share for the same period last year. The cash balance as at September 30, 2004 was $299‑million.

•	Agrium continues to be recognized for its corporate governance practices. Governance Metrics International, a New York based governance research and ratings agency announced in September that Agrium was one of only 25 North American companies to receive their highest score of 10. The Globe & Mail recently ranked Agrium’s governance practices in the top 5 percent of the 218 companies that comprise Canada’s S&P/TSX Composite Index.

•	The appointment of Ms. Germaine Gibara and Mr. Russell Horner to the Board of Directors in September will further strengthen and diversify our Board.

•	Our Kenai, Alaska, nitrogen facility operated at 80 percent of capacity in the third quarter. We anticipate seasonal reductions in gas supply may cause the facility to operate at 50 percent of capacity starting as early as November. The trial date to resolve the remaining Kenai-related litigation issues has been postponed from December 2004 to May 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS
October 27, 2004

The following interim management’s discussion and analysis (MD&A) updates our annual MD&A included in our 2003 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS

Net Earnings

For the third quarter of 2004, Agrium’s consolidated net earnings were up $62‑million to $87‑million compared with $25‑million for the same quarter of 2003. Diluted earnings per share for the third quarter were $0.60 compared with $0.17 for the third quarter of 2003. For the nine months ended September 30, 2004, consolidated net earnings were $174‑million, up $86‑million from the $88‑million of net earnings for the same period of 2003. Year-to-date diluted earnings per share were $1.20 compared with $0.60 for the comparative nine months ended September 30, 2003.

The largest contributor to increased consolidated net earnings was our North America Wholesale business segment which experienced growth in total product margin per tonne from $37/tonne in the third quarter of 2003 to $61/tonne in the third quarter of 2004 as seen on Schedule 2(a) of the attached financial statements. Continuing tight supply and demand fertilizer fundamentals, supplemented by the Kenai-related damages awarded to Agrium by the Arbitration Panel in July, resulted in significantly increased net earnings in this business segment.

Consolidated earnings before interest expense and income taxes (EBIT) were $141‑million for the third quarter of 2004 and $299‑million for the nine months ended September 30, 2004, up $87‑million and $110‑million from the comparative three and nine month periods in 2003.

Cash Provided by Operating Activities

Cash flow from operating activities for the third quarter of 2004 was $126‑million compared to $47‑million for the same quarter of 2003. The increase of $79‑million is due to the $62‑million in increased net earnings as well $14‑million from working capital changes in the third quarter of 2004 compared to the same quarter of 2003.

Business Segment Performance

North America Wholesale

•	Wholesale EBIT for the third quarter of 2004 was $99‑million, up $73‑million from EBIT of $26‑million for the same period last year. Included in this quarter’s results was $41‑million of damages resulting from Unocal’s failure to deliver gas under its supply obligations to our Kenai, Alaska nitrogen facility. The remaining $32‑million increase in EBIT is related to positive impacts on gross profit partially offset by increased expenses.

•	Gross profit was up by $58‑million over the same quarter last year. Increased gross profit was reflected in every product category. The largest increase was reflected in nitrogen profitability due to high prices reflecting strong demand. Potash gross profit was also up significantly due to tightened supply/demand balance, both internationally and in North America.

South America Wholesale

•	Wholesale EBIT was $29‑million and gross profit was $34‑million for the three months ended September 30, 2004, up $8‑million and $7‑million respectively from the same period last year. The increase is attributable to higher international prices which impacted both domestic and export urea prices, consistent with a tightened supply/demand balance.

North America Retail

•	Retail EBIT was $13‑million for the third quarter of 2004, down from $22‑million for the same period of 2003. The $9‑million decrease in EBIT is primarily attributable to a $6‑million lower gross profit resulting from an earlier spring season in the Midwest, which shifted a significant amount of chemical and application revenue to the first half.

South America Retail

•	Third quarter EBIT for Retail was $4‑million for 2004 compared to $1‑million for the same period last year. Gross profit is up this quarter, reflecting positive fertilizer price and volume variances compared to the same period last year.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2004			2003					2002
	Q3	Q2	Q1	Q4		Q3	Q2	Q1	Q4
Net sales	672	1,011	435	637		561	929	372	507
Gross Profit	231	283	142	204		172	252	111	142
Net earnings (loss)	87	75	12	(109	)*	25	69	(6)	12
Earnings (loss) per share
-basic	0.65	0.56	0.07	(0.89)		0.18	0.53	(0.07)	0.07
-diluted	0.60	0.52	0.07	(0.89	)*	0.17	0.47	(0.07)	0.07

*	Net earnings were $31‑million and diluted earnings per share were $0.22 excluding the $235‑million write down of our Kenai, Alaska, nitrogen facility ($140‑million after tax).

The fertilizer business is seasonal in nature. Consequently, quarter to quarter results are not directly comparable.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation and amortization). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.

EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

KEY RISKS AND UNCERTAINTIES

Looking Forward to the 4th Quarter of 2004

As Agrium looks toward the 4th Quarter of 2004, there are a number of factors that may positively impact the Company’s results:

•	International ammonia and urea prices remain high supported by strong global nitrogen demand. This has been further supported by production problems at some competitor facilities in key exporting regions.

•	Chinese domestic nitrogen demand has been strong and this factor combined with China’s internal policy changes is expected to limit the availability of Chinese urea on the international market.

•	Asian buying continues as Vietnam, India and Pakistan express concern about there being sufficient urea available to meet anticipated demand.

•	Potash prices continue to improve due to strong U.S. and international demand. North American potash inventories remain low and are currently 49 percent below the 5-year average.

•	Phosphate prices have been supported by low U.S. producer inventories for both DAP and MAP. Strong export sales to Latin America and production losses related to the hurricanes in Florida have contributed to the decline in phosphate inventories.

•	Record U.S. corn and soybean yields should support both application rates, as a result of increased soil nutrient removal, and strong farm income.

•	Yields and moisture conditions in Western Canada have improved significantly compared to 2003.

Offsetting these positive indicators are some negative factors that may adversely impact 4th Quarter results:

•	High and volatile North American natural gas prices could negatively impact North America Wholesale’s margins.

•	Recent strength in the Canadian dollar will negatively impact Agrium’s costs in its Canadian operations.

•	Crop prices have declined from the highs achieved this past spring due to a significant increase in global and U.S. grain and oilseed production.

•	Canadian farm income continues to be negatively impacted by the ongoing BSE situation and a reduction in crop quality resulting from cool/wet conditions during the growing season and harvest. The reduction in crop quality will be somewhat offset by higher average yields in 2004.

•	A delayed harvest and an early snowfall may limit the fall ammonia application season in Western Canada.

•	The Argentine government is extending an investigation on the competitive situation in the urea market that started in 2002, which found no uncompetitive practices in the urea market in the period under study. Given that Argentine retailers and farmers continue to be able to access world products, we would anticipate future reviews to reach similar conclusions.

The current tight supply and demand balance for fertilizers creates a positive environment, somewhat mitigating the potential impact of the above noted negative factors.

OTHER

Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, pending litigation between the Corporation and Union Oil Company of California (Unocal), the application and enforceability of a $50‑million cap on the amount of liquidated damages under the Kenai gas supply contract with Unocal, the impact of any future reserves recertification on the volumes of gas reserves dedicated to the Kenai facility, the future gas prices and availability at Kenai, the exchange rates for U.S., Canadian and Argentine currencies, Argentine domestic fertilizer consumption, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

A WEBSITE SIMULCAST of the 2004 3rd Quarter Conference Call will be available in a listen-only mode beginning Thursday, October 28th at 8:00 a.m. MDT (10:00 a.m. EDT). Please visit the following website: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Sales	$716	$592	$2,235	$1,953
Direct freight	44	31	117	91

Net sales	672	561	2,118	1,862
Cost of product	441	389	1,462	1,327

Gross profit	231	172	656	535

Expenses
Selling, general and administrative	75	71	218	204
Depreciation and amortization	40	34	117	101
Royalties and other taxes	9	4	23	13
Income from liquidated damages (note 7)	(41)	—	(41)	—
Other expenses	7	9	40	28

	90	118	357	346

Earnings before interest expense and income taxes	141	54	299	189
Interest on long-term debt	12	15	38	44
Other interest	(1)	—	1	4

Earnings before income taxes	130	39	260	141

Current income taxes	38	6	75	35
Future income taxes	5	8	11	18

Income taxes	43	14	86	53

Net earnings	87	25	174	88
Retained earnings — beginning of period	221	242	145	191
Common share dividends declared	—	—	(7)	(7)
Preferred securities charges	(3)	(3)	(7)	(8)

Retained earnings — end of period	$305	$264	$305	$264

Earnings per share (note 6)
Basic	$0.65	$0.18	$1.28	$0.64
Diluted	$0.60	$0.17	$1.20	$0.60

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Operating
Net earnings	$87	$25	$174	$88
Items not affecting cash
Depreciation and amortization	40	34	117	101
Future income taxes	5	8	11	18
Net change in non-cash working capital	(6)	(20)	(51)	(88)

Cash provided by operating activities	126	47	251	119

Investing
Capital expenditures	(13)	(36)	(48)	(67)
Increase in other assets	(2)	(2)	(7)	(2)
Proceeds from disposal of assets and investments	1	—	3	11
Other	3	20	10	27

Cash used in investing activities	(11)	(18)	(42)	(31)

Financing
Common shares	5	1	8	1
Bank indebtedness proceeds (repayment)	—	—	1	(1)
Long-term debt repayment	(7)	(1)	(98)	(4)
Common share dividends paid	(7)	(7)	(14)	(14)
Preferred securities charges paid	(3)	(3)	(7)	(8)

Cash used in financing activities	(12)	(10)	(110)	(26)

Increase in cash and cash equivalents	103	19	99	62
Cash and cash equivalents — beginning of period	196	152	200	109

Cash and cash equivalents — end of period	$299	$171	$299	$171

AGRIUM INC.
Consolidated Balance Sheet
(Millions of U.S. dollars)
(Unaudited)

	As at		As at
	September 30,		December 31,
	2004	2003	2003
ASSETS
Current assets
Cash and cash equivalents	$299	$171	$200
Accounts receivable	454	271	314
Inventories	425	385	368
Prepaid expenses	44	41	60

	1,222	868	942
Capital assets	1,214	1,476	1,260
Other assets	73	85	71

	$2,509	$2,429	$2,273

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$510	$383	$404
Current portion of long-term debt	47	104	121

	557	487	525
Long-term debt
Recourse debt	499	532	503
Non-recourse debt	91	125	111

	590	657	614
Other liabilities	214	174	181
Future income taxes	142	194	132

	1,503	1,512	1,452

Shareholders’ equity
Share capital
Authorized: unlimited common shares and preferred securities Issued:
Common shares: 2004 - 131 million (2003 - 126 million)	548	485	490
Preferred securities:
8% Redeemable: 2004 - seven million (2003 - seven million)	172	172	172
6% Convertible, redeemable: 2004 - nil (2003 - two million) (note 4)	—	50	50
Contributed surplus	2	—	1
Retained earnings	305	264	145
Cumulative translation adjustment	(21)	(54)	(37)

	1,006	917	821

	$2,509	$2,429	$2,273

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2003. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

2.	BANK INDEBTEDNESS

In May 2004, Agrium Inc. and its wholly owned subsidiary, Agrium U.S. Inc., entered into a $450‑million three-year syndicated revolving unsecured credit facility. The new credit agreement replaced Agrium Inc.’s $225‑million credit facility due in May 2004 and Agrium U.S. Inc.’s $56‑million credit facility due in December 2004.

Under the terms of the agreement, Agrium Inc. and Agrium U.S. Inc. may borrow a maximum principal amount of $325‑million and $125‑million respectively. Interest rates are at either Canadian prime rate plus a variable margin, U.S. base rate established by a bank plus a variable margin, LIBOR plus a variable margin or bankers’ acceptance rate plus a variable margin, at the election of the borrower.

The credit facility requires that Agrium Inc. maintain certain financial ratios and other covenants.

3.	EMPLOYEE FUTURE BENEFITS

The total net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Defined benefit pension plans	2	2	6	6
Post-retirement benefit plans	1	1	4	3
Defined contribution pension plans	1	1	8	7

Total expense	4	4	18	16

This expense is reflected in our cost of product and general and administrative expenses.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

4.	SHARE CAPITAL

In January 2004, all holders of the six percent convertible, redeemable preferred securities elected to convert the securities into common shares at the stated conversion price of $11.9677 per share, resulting in the issuance of an additional 4.18 million common shares.

5.	STOCK BASED COMPENSATION

The Corporation began prospectively expensing the fair value of stock options granted in 2003 over their vesting period. In accordance with the prospective method of adoption, the Corporation has recorded no compensation expense for stock options granted prior to January 1, 2003 and will continue to provide pro-forma disclosure of the effect on net earnings (loss) and earnings (loss) per share had the fair value been expensed. The following table summarizes the pro-forma disclosure for stock options granted prior to 2003 that have not been expensed.

	Three months ended
	September 30,
	2004		2003
	As Reported	Pro forma	As Reported	Pro forma
Net earnings	$87	$86	$25	$23
Earnings per share
Basic	$0.65	$0.64	$0.18	$0.16
Diluted	$0.60	$0.60	$0.17	$0.16

	Nine months ended
	September 30,
	2004		2003
	As Reported	Pro forma	As Reported	Pro forma
Net earnings	$174	$171	$88	$84
Earnings per share
Basic	$1.28	$1.26	$0.64	$0.60
Diluted	$1.20	$1.18	$0.60	$0.57

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

6.	EARNINGS PER SHARE

The following table summarizes the computation of net earnings per share:

	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
Numerator:
Net earnings	$87	$25	$174	$88
Preferred securities charges (net of tax)	(3)	(3)	(7)	(8)

Numerator for basic earnings per share	84	22	167	80

Preferred securities charges (net of tax)	3	3	7	8

Numerator for diluted earnings per share	$87	$25	$174	$88

Denominator:
Weighted average denominator for basic earnings per share	131	126	131	126

Dilutive instruments:
Stock options (a)	1	1	1	1
Preferred securities converted to common shares
$175‑million, eight percent (a)	12	15	12	16
$50‑million, six percent (note 4)(a)	—	4	—	4

Denominator for diluted earnings per share	144	146	144	147

Basic earnings per share	$0.65	$0.18	$1.28	$0.64
Diluted earnings per share	$0.60	$0.17	$1.20	$0.60

(a) For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.

There were 131 million common shares outstanding at September 30, 2004 (2003 — 126 million). As at September 30, 2004, the Corporation has outstanding approximately nine million options and options with tandem stock appreciation rights to acquire common shares.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2004
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

7.	KENAI UPDATE

In July 2004, an Arbitration Panel awarded the Corporation damages for Union Oil Company of California’s (Unocal) failure to deliver gas under its supply obligations to our Kenai, Alaska nitrogen facility. In the third quarter of 2004, $41‑million of damages plus $2‑million of interest have been recorded related to the award.

The nitrogen facility uses gas purchased under the Unocal gas supply contract to satisfy an annual supply obligation of 1.74 Bcf/year of natural gas under a power cogeneration agreement for the facility with an electric company. The initial term of the power cogeneration agreement expires December 31, 2013, subject to an automatic renewal which is terminable on 18 months notice after the expiry of the initial term. The cogeneration supply obligations may survive plant closure. The Corporation is seeking damages from Unocal respecting any ongoing obligations under the power cogeneration agreement.

8.	SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

9.	SEGMENTED INFORMATION

The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and Argentina.

Net sales between segments are accounted for at prices which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

Schedule 1

AGRIUM INC.
Segmentation
(unaudited — millions of U.S. dollars)

	Three Months Ended September 30
	North America		North America		South America		South America
	Wholesale		Retail		Wholesale		Retail		Other		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net sales — external	$381	$281	$208	$214	$41	$33	$42	$33	$—	$—	$672	$561
— inter-segment	31	22	—	—	6	5	—	—	(37)	(27)	—	—

Total net sales	412	303	208	214	47	38	42	33	(37)	(27)	672	561
Cost of product	290	239	138	138	13	11	34	27	(34)	(26)	441	389

Gross profit	122	64	70	76	34	27	8	6	(3)	(1)	231	172
Gross profit %	30%	21%	34%	36%	72%	71%	19%	18%	8%	4%	34%	31%

Selling Expenses	$4	$4	$52	$50	$1	$—	$4	$4	$(1)	$—	$60	$58
EBIT (1)	$99	$26	$13	$22	$29	$21	$4	$1	$(4)	$(16)	$141	$54
EBITDA (2)	$129	$50	$17	$26	$33	$25	$5	$1	$(3)	$(14)	$181	$88

	Nine Months Ended September 30
	North America		North America		South America		South America
	Wholesale		Retail		Wholesale		Retail		Other		Total
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Net sales — external	$1,129	$975	$814	$747	$94	$77	$81	$63	$—	$—	$2,118	$1,862
— inter-segment	74	59	—	—	10	8	—	—	(84)	(67)	—	—

Total net sales	1,203	1,034	814	747	104	85	81	63	(84)	(67)	2,118	1,862
Cost of product	862	785	588	530	30	25	64	52	(82)	(65)	1,462	1,327

Gross profit	341	249	226	217	74	60	17	11	(2)	(2)	656	535
Gross profit %	28%	24%	28%	29%	71%	71%	21%	17%	2%	3%	31%	29%

Selling Expenses	$12	$11	$155	$145	$1	$1	$10	$8	$(2)	$(1)	$176	$164
EBIT (1)	$209	$124	$57	$59	$60	$46	$7	$3	$(34)	$(43)	$299	$189
EBITDA (2)	$296	$194	$70	$72	$71	$58	$8	$4	$(29)	$(38)	$416	$290

(1)	Earnings (loss) before interest expense and income taxes.

(2)	Earnings (loss) before interest expense, income taxes, depreciation and amortization.

Schedule 2 (a)

AGRIUM INC.
Product Lines
Three Months Ended September 30
(unaudited — millions of U.S. dollars)

	2004					2003
			Sales	Selling				Sales	Selling
	Net	Gross	Tonnes	Price	Margin	Net	Gross	Tonnes	Price	Margin
	Sales	Profit	(000's)	($/Tonne)	($/Tonne)	Sales	Profit	(000's)	($/Tonne)	($/Tonne)
North America Wholesale
Nitrogen (1)
Ammonia	$87	$29	325	268	89	$59	$11	253	$233	$43
Urea	128	38	579	221	66	97	19	528	184	36
Nitrate, Sulphate and Other	70	13	396	177	33	47	11	276	170	40

Total Nitrogen	285	80	1,300	219	62	203	41	1,057	192	39
Phosphate	79	17	311	254	55	62	8	276	225	29
Potash (2)	48	25	382	126	65	38	15	406	94	37

	412	122	1,993	207	61	303	64	1,739	174	37
South America Wholesale (1)	47	34	191	246	178	38	27	196	194	138
North America Retail
Fertilizers	77	21				73	22
Chemicals	103	30				112	33
Other	28	19				29	21

	208	70				214	76
South America Retail	42	8				33	6
Inter-segment	(37)	(3)				(27)	(1)

Total	$672	$231				$561	$172

(1)	International nitrogen sales were 586,000 tonnes (2003 - 471,000) net sales were $129‑million (2003 - $78‑million) and gross profit was $72‑million (2003 - $40‑million) for the quarter ended September 30.

(2)	International potash sales were 173,000 tonnes (2003 - 126,000) net sales were $19‑million (2003 - $10‑million) and gross profit was $12‑million (2003 - $5‑million) for the quarter ended September 30.

Schedule 2 (b)

AGRIUM INC.
Product Lines
Nine Months Ended September 30
(unaudited — millions of U.S. dollars)

	2004					2003
			Sales	Selling				Sales	Selling
	Net	Gross	Tonnes	Price	Margin	Net	Gross	Tonnes	Price	Margin
	Sales	Profit	(000's)	($/Tonne)	($/Tonne)	Sales	Profit	(000's)	($/Tonne)	($/Tonne)
North America Wholesale
Nitrogen (1)
Ammonia	$297	$88	1,113	267	79	$253	$60	1,070	$236	$56
Urea	333	81	1,562	213	52	300	68	1,597	188	43
Nitrate, Sulphate and Other	214	52	1,159	185	45	179	46	1,022	175	45

Total Nitrogen	844	221	3,834	220	58	732	174	3,689	198	47
Phosphate	207	47	810	256	58	186	31	777	239	40
Potash (2)	152	73	1,331	114	55	116	44	1,226	95	36

	1,203	341	5,975	201	57	1,034	249	5,692	182	44
South America Wholesale (1)	104	74	485	214	153	85	60	480	177	125
North America Retail
Fertilizers	364	93				305	88
Chemicals	341	81				343	81
Other	109	52				99	48

	814	226				747	217
South America Retail	81	17				63	11
Inter-segment	(84)	(2)				(67)	(2)

Total	$2,118	$656				$1,862	$535

(1)	International nitrogen sales were 1,444,000 tonnes (2003 - 1,491,000) net sales were $283‑million (2003 - $229‑million) and gross profit was $144‑million (2003 - $108‑million) for nine months ended September 30.

(2)	International potash sales were 530,000 tonnes (2003 - 432,000) net sales were $49‑million (2003 - $33‑million) and gross profit was $28‑million (2003 - $17‑million) for the nine months ended September 30.